EXHIBIT 99.2

LETTER TO SHAREHOLDERS

PREMIER BANCORP, INC.

379 North Main Street

Doylestown, Pennsylvania 18901

(215) 345-5100

June      , 2003

Dear fellow shareholders:

You are cordially invited to attend an annual meeting of shareholders of Premier Bancorp, Inc. to be held at 9:00 a.m., local time, on Thursday, July 10, 2003 at the Doylestown Country Club located at Green Street, Doylestown, Pennsylvania 18901. At the annual meeting you will be asked to elect five Class 2 directors, and to consider and vote upon a proposal to approve and adopt an agreement and plan of merger pursuant to which Premier will be acquired by Fulton Financial Corporation.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Premier common stock (other than certain shares held by Fulton or Premier) will be converted into the right to receive 1.407 shares of Fulton common stock. Premier common shareholders generally will not recognize federal income tax gain or loss in connection with the merger, except for any cash received instead of fractional shares. Premier’s Series A Preferred shares will be redeemed in connection with the merger of Premier and Fulton and will not be exchanged for Fulton stock.

The merger cannot be completed unless 66 2/3% of the outstanding shares of Premier approve and adopt the merger agreement and the parties receive all required regulatory approvals, among other customary conditions.

Based on our reasons for the merger described in the accompanying proxy statement/prospectus, including the fairness opinion issued by our financial advisor, Boenning and Scattergood, Inc., our board of directors believes that the merger agreement is fair to you and in your best interests. Premier’s Board of Directors strongly supports this combination of Premier and Fulton. Accordingly, our board of directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.

The accompanying document provides you with detailed information about the annual meeting, the merger, the merger agreement and related matters. We urge you to read this entire document carefully, including the attached merger agreement. You may also obtain additional information about Fulton and Premier from documents filed with the Securities and Exchange Commission.

It is very important that your shares be voted at the annual meeting, because the merger cannot be completed unless the holders of 66 2/3% of Premier’s outstanding shares of common stock vote to approve and adopt the merger agreement. All shareholders are invited to attend the annual meeting in person, however to ensure that your shares are represented on this very important matter, please take the time now to vote by completing and mailing the enclosed proxy card.

Thank you for your cooperation and your continued support of Premier.

Sincerely,

Clark S. Frame

Chairman of the Board